UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TSR, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

872885207

(CUSIP Number)

QAR Industries, Inc.

101 SE 25th Avenue

Mineral Wells, Texas 76067

Attn: Robert Fitzgerald

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 872885207	13D	Page 2 of 7
(1) NAMES OF REPORTING PERSONS QAR Industries, Inc.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [_] (b) [_]
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
139,200 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
139,200 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,200 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
(14) TYPE OF REPORTING PERSON (see instructions) CO

* Percentage calculated based on 1,962,062 shares of common stock, par value $0.01 per share, outstanding as of September 21, 2018, as reported in the definitive proxy statement filed by TSR, Inc. on September 27, 2018.

	CUSIP No. 872885207	13D	Page 3 of 7
(1) NAMES OF REPORTING PERSONS Robert Fitzgerald
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [_] (b) [_]
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION [United States of America][*]
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
669 shares
(8) SHARED VOTING POWER
139,200 shares
(9) SOLE DISPOSITIVE POWER
669 shares
(10) SHARED DISPOSITIVE POWER
139,200 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,869 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 1,962,062 shares of common stock, par value $0.01 per share, outstanding as of September 21, 2018, as reported in the definitive proxy statement filed by TSR, Inc. on September 27, 2018.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on July 30, 2018 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On November 14, 2018 QAR sent a letter via overnight carrier to the Company expressing an interest in acquiring all of the outstanding stock of the Company not already held by the reporting person. Attached to the letter was a non-binding Term Sheet . The full text of such letter is attached to this Schedule 13D as Exhibit 99.1.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on November 14, 2018, the Reporting Persons beneficially owned 139,869 shares of Common Stock, representing approximately 7.1% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 1,962,062 shares of Common Stock outstanding as of September 21, 2018, as reported in the definitive proxy statement filed by TSR, Inc. on September 27, 2018.

Mr. Fitzgerald, as the President of QAR, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by QAR, and may be deemed to be the indirect beneficial owner of such shares. Mr. Fitzgerald disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c)       Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d)       No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)       Not applicable.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description
99.1	Letter to the Company dated November 14, 2018

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2018

QAR INDUSTRIES, INC.

By: /s/ Robert Fitzgerald

Name: Robert Fitzgerald

Title: President

/s/ Robert Fitzgerald

Robert Fitzgerald

EXHIBIT INDEX

Exhibit Number	Description
99.1	Letter to TSRI dated November 14, 2018